FORTIS BENEFITS INSURANCE COMPANY
P.O. BOX 64271	/s/ [ILLEGIBLE]
St. Paul, Minnesota 55164	APPROVED

ADDITIONAL INSURED RIDER	FEB 13 1996
(Annual Renewable Term Insurance - LAST SURVIVOR)
KENTUCKY DEPT. OF INS.

This rider is a part of your policy. It is subject to the provisions of the policy which apply to and aren’t inconsistent with the provisions of this rider. It provides annually renewable term coverage for each Additional Insured. There is no policy value under this rider.

The effective date for the coverage of each Additional Insured under this rider is shown on the policy schedule. Coverage for an Additional Insured under this rider will not become effective unless, on the date coverage is to commence, the health of the Additional Insured remains as described in the application to the best of his or her knowledge.

Additional Insured

Additional Insured means each person whose life is insured by this rider. Each Additional Insured is listed on the policy schedule. If there is more than one Additional Insured, the provisions of this rider will apply individually as to each Additional Insured.

The face amount is the amount of the death benefit provided by this rider. The face amount for each additional insured is shown in the policy schedule.

The maximum combined rider coverages on the life of any one person insured under an optional term rider (except for the Estate Protection Rider) may not exceed the maximum individual insured term rider ratio shown in the policy schedule. The maximum coverage provided by this rider for all persons covered under this rider may not exceed the maximum combined rider ratio shown in the policy schdule. If the base policy face amount is decreased or if other rider changes are made, the rider face amount for each Additional Insured will be decreased if necessary, so that the ratios set forth above are not exceeded.

Rider Benefit

If we receive proof satisfactory to us that an Additional Insured died while this rider was in force, we will pay a death benefit to the beneficiary of this rider. The death benefit will be the face amount in force as of the date of death of an Additional Insured. If an Additional Insured dies during the grace period, and a death claim is payable, any overdue charges for this rider will be subtracted from the proceeds.

Cost of Rider Benefits

The cost of this rider’s benefit is the face amount divided by 1,000 times the monthly cost of insurance rate which is shown in the policy schedule. This rate is based on the sex, issue age, duration and risk class of the Additional Insured. Monthly cost of insurance rates may be changed by us from time to time. A change in the cost of insurance rates will apply to all persons of the same sex, issue age, duration and risk class.

Disability Waiver

If monthly deductions on the policy are waived under the terms of any disability benefit rider, the charges for this rider will also be waived.

Conversion

You may convert the coverage for a particular additional insured under this rider without evidence of insurability to an individual variable universal life policy offered by us subject to the limits outlined below. The face amount of the new policy cannot exceed the face amount of the coverage for the Additional Insured at the time of conversion. The new policy will be at the same risk classification as the additional insured’s class under this rider.

Coverage may be converted only under the following conditions:

1.                                       while this rider is in force with respect to the Additional Insured; and

2.                                       before the later of the Additional Insured’s age 65 or the end of the fifth policy year; and

3.                                       while the base policy is in force.

Termination

Coverage for an Additional Insured under this rider will terminate on the earliest of the following:

1.                                       the monthly anniversary date on or next following receipt of your written request for coverage to end; or

2.                                       the date the policy terminates for reasons other than the surviving joint insured’s death; or

3.                                       31 days after the surviving joint insured’s death. During these 31 days we will not charge you for coverage under this rider; or

4.                                       the date of full conversion of that coverage as provided in this rider.

Unless terminated for some other reason, the coverage provided by this rider will terminate on the rider expiry date shown in the policy schedule.

Reinstatement

If the policy and this rider lapse as provided in the policy’s Grace Period provision, this rider may be reinstated within five years of the date of lapse if:

1.                                       this rider was in effect when the policy lapsed;

2.                                       the policy is reinstated;

3.                                       the reinstatement date is not beyond the rider expiry date; and

4.                                       the requirements stated below are met.

In order to reinstate coverage under this rider you must:

1.                                       furnish satisfactory evidence of insurability for each Additional Insured;

2.                                       pay a premium sufficient to keep this rider in force for at least 2 months from the reinstatement date; and

3.                                       pay the monthly deductions that were not collected during the grace period.

The effective date of reinstatement will be the monthly anniversary date on or next following the date we approve the application for reinstatement.

Misstatement of Age or Sex

If the Additional Insured’s age or sex is misstated, the amount we will pay will be the amount that the last cost of insurance deductions would have purchased using the most recent cost of insurance rates and the correct attained age and sex.

Incontestable

Coverage under this rider for an Additional Insured will be incontestable after such coverage has been in force for two years from the rider coverage effective date during the lifetime of the Additional Insured.

Any reinstatement will be incontestable after that reinstatement has been in force for two years from its coverage effective date during the lifetime of the Additional Insured. Any contest will then be based only on the information provided on the application for reinstatement.

Suicide

Suicide while sane or insane, within two years from the effective date of coverage, is not covered (one year in Colorado and North Dakota). In this event, our total liability under this rider will equal the rider costs for that Additional Insured’s coverage.

If the Additional Insured commits suicide while sane or insane within two years after the effective date of any reinstatement (one year in Colorado and North Dakota), our liability will equal the rider costs for that Additional Insured taken after the reinstatement.

If the additional insured is also a joint insured, in no event will this increase the total liability set forth in the suicide provision of the base policy.

Non-Participating

This rider does not participate in our profits or surplus earnings.

Signed for the Company to take effect on the rider effective date.

/s/ [ILLEGIBLE]	/s/ [ILLEGIBLE]
SENIOR VICE PRESIDENT	SENIOR VICE PRESIDENT